

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

March 25, 2008

Mail Stop 7010

Via U.S. mail and facsimile

Michael W. Hawkins
Chief Executive Officer
Alternative Construction Technologies, Inc.
2910 Bush Drive
Melbourne, FL 32935

Re: Alternative Construction Technologies, Inc.
       Amendment No. 2 to Form SB-2 on Form S-1/A
       Filed on March 18, 2008
       File No. 333-145718

Dear Mr. Hawkins:

We have reviewed your amended filing and have the following additional comments. Please note that a response letter that keys your response to the sections or pages in the filing where revisions appear may help to expedite our review of your response.

Selling Shareholders, page 43

1. In this amendment, you have deleted the subheading "Selling Shareholders" from this discussion and from the table of contents. Please replace this subheading, as it helps to guide readers of your document to this material information about the offering.

2. As requested in prior comment 28, please identify the natural persons with dispositive voting or investment control of each entity that is a selling stockholder in the filing. We note that you have provided information only in your response letter.

3. We were unable to locate the table that was requested in prior comment 5 to our letter dated September 25, 2007. Please provide a new tabular disclosure showing the dollar amount of each payment (including the value of payments made or to be made in common stock) related to the notes and warrants that you have made or may be required to make to any selling security holder, any affiliate of a selling security holder, or any person with whom any selling security holder has a contractual relationship regarding the transaction (including any interest

payments, liquidated damages, payments made to "finders" or placement agents, and any other payments or potential payments). Please provide footnote disclosure to this table that describes the terms of each such payment. Please do not include any prepayment of principal on the convertible notes in this disclosure.

4. We note the first two tables on page 44, which were included in response to comments 6 and 7 of our letter dated September 25, 2007. Please note that our comments requested separate tabular disclosure of potential profit for the selling shareholders upon conversion of the notes, on one hand, and potential profit for the selling shareholders upon conversion or exercise of any other securities, on the other. With this in mind, please review these comments in our September 25 letter for the specific information that we requested, and revise these tables and the narrative that precedes each one to clearly present this information. Note that the first table should ultimately show the profit to be received by the selling shareholders as a result of the market discount upon resale of the shares underlying the notes. The second table should ultimately show the profit to be received by the selling shareholders as a result of the market discount upon resale of the shares underlying the warrants. It is not necessary, and may be confusing, to include the shares underlying the notes in the table that is intended to show the profit that relates to the warrants.

5. The third table on page 44, included in response to comment 8 of our letter dated September 25, 2007, and revised in response to comment 6 of our letter dated March 6, 2008, should compare the amount of proceeds received by the company, netting out all of the payments that you show in response to comment 3 above in a separate column, to the amount that the selling shareholders may receive as profit upon the resale of the shares underlying the notes and the warrants, as calculated in the tables you provide in response to comment 4 above. Note that it is not necessary to repeat the actual calculation here, as you have already shown that information in the tables discussed in comment 4. Please review comment 8 from our September 25, 2007 letter for the specific information requested in this table. Revise your narrative disclosure preceding the table and table itself to provide this information.

6. Lastly, as requested in comment 8 of our September 25 letter, please include disclosure – as a percentage – of the total amount of all possible payments (as disclosed in response to comment 3 above), plus the total possible discount to the market price for all of the shares underlying the note and the warrants, divided by the net proceeds that the company received. Again, it is not necessary to show the calculation of these underlying amounts, as you will already have shown this in the preceding tables. This disclosure should be made in the filing, not only the supplemental response letter.

<u>General</u>

Please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide in a statement from the company, acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact the undersigned if you have questions regarding our review or comments at (202) 551-3765.

Sincerely,

Pamela A. Long
Assistant Director

cc: Thomas G. Amon, Esquire (*fax no. 212-810-2427)*